February 2, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attn: Alan Campbell

100 F Street, NE

Washington, DC 20549-4561

Re:	NTN Buzztime, Inc.
Registration Statement on Form S-4 (File No. 333-249249)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, NTN Buzztime, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced registration statement to 4:00 p.m., Eastern Standard Time, on February 3, 2021, or as soon thereafter as practicable.

NTN Buzztime, Inc.

/s/ Sandra M. Gurrola
Sandra M. Gurrola
Sr. Vice President of Finance